UNITED STATES
	   SECURITIES AND EXCHANGE COMMISSION
		  Washington, DC 20549





		     FORM U-3A-2/A

		    File No. 69-302






	  Statement by Holding Company Claiming
	  Exemption under Rule U-3A-2 from the
	 Provisions of the Public Utility Holding
		   Company Act of 1935



		     FPL GROUP, INC.



		   Filed on May 4, 2001






		      Page 1 of 25





FPL Group, Inc. hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. FPL Group, Inc. (FPL Group), the claimant, is a Florida corporation, organized in 1984, with its principal executive offices at 700 Universe Boulevard, Juno Beach, Florida 33408. FPL Group's business is the holding of all the outstanding capital stock of its subsidiaries. For information regarding FPL Group's subsidiaries as of December 31, 2000, see Appendix 1.

2.  The claimant's only subsidiary public utility company is Florida Power
    & Light Company (FPL), a Florida corporation, which is an electric utility. As of December 31, 2000, FPL and the claimant had the following generating facilities:

								     No. of                               Net
		 Facility                         Location           Units      Fuel               Capability (mw)(a)
---------------------------------------     ----------------------   ------    ------------------  ------------------
FPL:
STEAM TURBINES
  Cape Canaveral ......................     Cocoa, FL                   2      Oil/Gas                    806
  Cutler ..............................     Miami, FL                   2      Gas                        215
  Fort Myers ..........................     Fort Myers, FL              2      Oil                        990(b)
  Manatee .............................     Parrish, FL                 2      Oil                      1,625
  Martin ..............................     Indiantown, FL              2      Oil/Gas                  1,640
  Port Everglades .....................     Port Everglades, FL         4      Oil/Gas                  1,242
  Riviera .............................     Riviera Beach, FL           2      Oil/Gas                    563
  St. Johns River Power Park (SJRPP) ..     Jacksonville, FL            2      Coal/Petroleum Coke        254(c)
  St. Lucie ...........................     Hutchinson Island, FL       2      Nuclear                  1,553(d)
  Sanford .............................     Lake Monroe, FL             3      Oil/Gas                    914
  Scherer .............................     Monroe County, GA           1      Coal                       658(e)
  Turkey Point ........................     Florida City, FL            2      Oil/Gas                    810
									2      Nuclear                  1,386
COMBINED-CYCLE
  Lauderdale ..........................     Dania, FL                   2      Gas/Oil                    854
  Martin ..............................     Indiantown, FL              2      Gas                        948
  Putnam ..............................     Palatka, FL                 2      Gas/Oil                    498
COMBUSTION TURBINES
  Fort Myers ..........................     Fort Myers, FL             12      Oil                        636
  Lauderdale ..........................     Dania, FL                  24      Oil/Gas                    840
  Port Everglades .....................     Port Everglades, FL        12      Oil/Gas                    420
DIESEL UNITS
  Turkey Point ........................     Florida City, FL            5      Oil                         12
TOTAL .................................                                                                16,864
________________
(a)  Represents FPL's net warm weather peaking capability.
(b)  Includes three gas-combustion turbines in simple cycle operation as part of a repowering project.
(c)  Represents FPL's 20% ownership interest in each of SJRPP Units Nos. 1 and 2, which are jointly owned with the Jacksonville Electric Authority
     (JEA).
(d)  Excludes Orlando Utilities Commission's and the Florida Municipal Power
     Agency's combined share of approximately 15% of St. Lucie Unit No. 2.
(e)  Represents FPL's approximately 76% ownership of Scherer Unit No. 4, which is jointly owned with the JEA.


Transmission and Distribution. As of December 31, 2000, FPL owned and operated 497 substations and the following electric transmission and distribution lines:

    Nominal         Overhead Lines   Trench and Submarine
    Voltage           Pole Miles         Cable Miles
---------------     --------------   --------------------
500 kv ........        1,107(a)                -
230 kv ........        2,258                  31
138 kv ........        1,440                  49
115 kv ........          671                   -
 69 kv ........          166                  14
Less than 69 kv       40,201              22,106
Total .........       45,843              22,200
____________________
(a)  Includes approximately 75 miles owned jointly with the JEA.

3.  Florida Power & Light Company

	      Total kwh of Electric Energy Sold & Purchased
		      Year Ended December 31, 2000


					      kwh                  Revenue                kwh              Purchased
		State                         Sold                    $                Purchased               $
    -----------------------------        --------------        --------------        -------------        ------------
    Arkansas ....................                     -                     -            1,156,000        $     94,792
    Ohio ........................                     -                     -           26,617,000             868,227
    North Carolina ..............             4,650,000        $      325,650           78,668,000           9,300,803
    Georgia .....................            85,447,000             6,551,393        8,263,523,000         140,931,473
    South Carolina ..............                     -                     -           20,586,000             606,020
    Tennessee ...................                     -                     -            2,317,000              61,445
    Virginia ....................                     -                     -           32,591,000           1,140,813

    Total electric energy sold at
    wholesale or purchased outside
    the State of Florida                     90,097,000             6,877,043        8,425,458,000        $153,003,573

    Florida ....................         91,879,063,615         6,252,653,184

    Total electric energy sold
    (at retail or wholesale)             91,969,160,615        $6,259,530,227


		     Total MMBtu's of Gas Sold & Purchased
			 Year Ended December 31, 2000


					     MMBtu's               Revenue              MMBtu's            Purchased
		State                         Sold                    $                Purchased               $
    -----------------------------        --------------        --------------        -------------        ------------
    Alabama .....................               746,225        $    5,105,629           28,038,315        $105,862,941
    Louisiana ...................            14,775,218            64,953,210          181,871,521         693,579,934
    Mississippi .................                     -                     -            7,584,894          29,826,481
    Texas .......................                     -                     -            5,885,240          22,878,713

    Total gas sold at wholesale or
    purchased outside the State of
    Florida                                  15,521,443            70,058,839          223,379,970        $852,148,069

    Florida ....................              3,743,943            25,759,507

    Total gas sold at wholesale              19,265,386        $   95,818,346


    FPL had no natural or manufactured gas distributed at retail and no electric energy distributed at retail outside of Florida.


4.  FPL Group has the following interests in EWG's:

Doswell Limited Partnership (Doswell) is located in Hanover County, Virginia. The business address of Doswell is 10098 Old Ridge Road, Ashland, VA 23005. The facility is a 708 megawatt gas-fired combined cycle plant which sells 100% of its power to Virginia Electric and Power Company. At December 31, 2000, ESI LP, Inc. and Doswell I, Inc. collectively owned 100% of the partnership interests in Doswell, an EWG, and ESI Doswell GP, Inc. owns 100% of Doswell I, Inc. ESI Energy, LLC (ESI Energy) is the parent of ESI LP, Inc. and ESI Doswell GP, Inc. ESI Energy is a wholly-owned subsidiary of FPL Energy, LLC (FPL Energy) which is wholly-owned by FPL Group Capital Inc (FPL Group Capital), a wholly-owned subsidiary of FPL Group. Commitments in connection with the expansion project at Doswell were approximately $6.3 million at December 31, 2000. FPL Energy has outstanding letters of credit of approximately $13.8 million at December 31, 2000 for obligations under purchase and sale of power and fuel agreements.

Capitalization and earnings during the reporting period were:

Total equity ...........................  $117,823,000
Total debt obligations (intercompany) ..  $293,500,000
Net income .............................  $ 48,326,000
FPL Group's equity in net income .......  $ 48,326,000

Hawkeye Power Partners, LLC (Hawkeye, A/K/A Cerro Gordo), is located in Cerro Gordo County, Iowa. The business address of Hawkeye is 10586 Balsam Avenue, Ventura, IA 50482. The facility is a 42 megawatt wind plant which sells 100% of its power to Interstate Power Company. At December 31, 2000, ESI Hawkeye Power, LLC owned 100% of Hawkeye, an EWG. ESI Energy is the parent of the entity that has an interest in Hawkeye. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group.

Capitalization and earnings during the reporting period were:

Total equity ...........................  $38,084,000
Total debt obligations .................  $         0
Net income .............................  $ 2,149,000
FPL Group's equity in net income .......  $ 2,149,000

Lake Benton Power Partners II, LLC (Lake Benton) is located in Ruthton, Minnesota. The business address of Lake Benton is 150 Evans Street, Box F, Ruthton, MN 56170. The facility is a 104 megawatt wind plant which sells 100% of its power to Northern States Power. At December 31, 2000, FPL Energy Lake Benton Acquisitions, LLC owned 100% of Lake Benton, an EWG.
ESI Energy is the parent of the entity that has an interest in Lake Benton.
 ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy has outstanding letters of credit of approximately $5.9 million at December 31, 2000 for obligations under purchase and sale of power agreements.

Capitalization and earnings during the reporting period were:

Total equity ...........................  $116,878,000
Total debt obligations .................  $          0
Net income .............................  $  1,231,000
FPL Group's equity in net income .......  $  1,231,000

Lamar Power Partners, LP (Lamar) and its wholly owned subsidiary Intexco I, LP are located in Paris, Texas. The business address of Lamar is P.O. Box 520, Paris, TX 75461. The facility is a 1000 megawatt natural gas fired combined-cycle facility which sells its power to a variety of facilities as well as to the market. At December 31, 2000, FPL Energy Paris GP, Inc., and FPL Energy Paris LP, LLC collectively own 99% of Lamar, an EWG. ESI Energy is the parent of the entities that have an interest in Lamar. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Commitments in connection with the development of Lamar were approximately $11.9 million at December 31, 2000. FPL Group Capital has guaranteed $405.2 million and FPL Energy has outstanding letters of credit of approximately $11.6 million at December 31, 2000 for obligations under purchase and sale of power and fuel agreements and other payments subject to certain contingencies.

Capitalization and earnings during the reporting period were:

Total equity ...........................  $460,332,000
Total debt obligations .................  $          0
Net income .............................  $ 18,873,000
FPL Group's equity in net income .......  $ 18,684,000

West Texas Wind Energy Partners, LP (West Texas Wind), is located in McCamey, Texas. The business address of West Texas Wind is P.O. Box 547, McCamey, TX 79752. The facility is a 75 megawatt wind plant which sells 100% of its power to Central and Southwest Services, Inc. At December 31, 2000, ESI West Texas Energy, Inc., and ESI West Texas Energy LP, LLC collectively owned 100% of West Texas Wind, an EWG. ESI Energy is the parent of the entities that have an interest in West Texas Wind. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has guaranteed $3 million at December 31, 2000 for obligations under purchase and sale of power agreements and other payments subject to certain contingencies.

Capitalization and earnings during the reporting period were:

Total equity ...........................  $19,383,000
Total debt obligations (intercompany) ..  $42,114,000
Net loss ...............................  $(2,628,000)
FPL Group's equity in net loss .........  $(2,628,000)

FPL Energy Maine, Inc. (FPLE Maine) holds a portfolio of hydro, fossil and wood-burning facilities located throughout the state of Maine, of which 1,151 megawatts qualify for EWG status. The business address of FPLE Maine is 100 Middle Street, Portland, ME 04101. Power is sold either to the ISO New England power market or to third parties via power sales contracts. At December 31, 2000, FPLE Maine owned 100% of FPL Energy Maine Hydro, LLC, FPL Energy Wyman, LLC, FPL Energy Mason, LLC and FPL Energy Cape, LLC, and 61.7831% of FPL Energy Wyman IV, LLC, all of which are EWGs. Also, at December 31, 2000, AVEC Holdings, LLC owned 100% of Aroostook Valley Electric Company, an EWG. AVEC Holdings, LLC is wholly-owned by FPL Energy Maine Holdings, LLC, a wholly-owned subsidiary of FPLE Maine. FPLE Maine is 100% owned by FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group.

Capitalization and earnings during the reporting period were:

Total equity ...........................  $738,463,253
Total debt obligations .................  $          0
Net income .............................  $ 38,778,104
FPL Group's equity in net income .......  $ 38,778,104

FPL Energy MH50, LP (MH50), is located in Marcus Hook, PA. The business address of MH50 is P.O. Box 426, Delaware Avenue & Green Street, Marcus Hook, PA 19061. The facility is a 50 megawatt gas-fired simple cycle plant which sells 100% of its power to the PJM power market. At December 31, 2000, FPL Energy MH50, GP LLC and FPL Energy MH50, LP LLC each owned partnership interests in MH50, an EWG. These interests in the aggregate equal 100%. ESI Energy is the parent of the entities that own MH50. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has guaranteed $3 million at December 31, 2000 for obligations under purchase and sale of fuel agreement.

Capitalization and earnings during the reporting period were:

Total equity ...........................  $ 4,006,033
Total debt obligations .................  $11,426,000
Net loss ...............................  $  (142,899)
FPL Group's equity in net loss .........  $  (142,899)

ESI Vansycle Partners, LP (Vansycle), is a 25 megawatt wind turbine generation facility located in Umatilla County, Oregon, which sells 100% of its power to Portland General Electric Company. The business address of Vansycle is P.O. Box 310, Helix, OR 97835. At December 31, 2000, ESI Vansycle GP, Inc. (ESI GP) and ESI Vansycle LP, Inc. (ESI LP) own 1% and 99%, respectively, of Vansycle, an EWG. ESI GP and ESI LP are wholly-owned subsidiaries of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy, which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. ESI Energy has guaranteed $500,000 for site remediation at the Vansycle plant.

Capitalization and earnings during the reporting period were:

Total equity ...........................  $26,062,600
Total debt obligations .................  $         0
Net income .............................  $   838,010
FPL Group's equity in net income .......  $   838,010



							      EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.

	     Company                                  Pages
----------------------------------------------        -----
FPL Group, Inc. and Subsidiaries                       7-8

Florida Power & Light Company and Subsidiaries         9-10

FPL Group Capital Inc and Subsidiaries                11-16



FPL GROUP, INC. AND SUBSIDIARIES                                                                         7
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2000
($ Millions)

							  Florida
							  Power
					       FPL        & Light      FPL Group      Adjusting     FPL Group,
					      Group,      Company     Capital Inc     & Elim.         Inc.
ASSETS                                         Inc.    Consolidated   Consolidated    Entries      Consolidated
					      ------   ------------   ------------    ---------    ------------
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in ser. and other prop.            $0      $18,079      $1,564             ($1)      $19,642
 Nuclear fuel under capital lease                  0          127           0               0           127
 Construction work in progress                     0          833         420               0         1,253
 Less accumulated depr. & amort.                   0      (10,919)       (170)              1       (11,088)
    Total prop., plant and eqpt.-net               0        8,120       1,814               0         9,934

CURRENT ASSETS
 Cash and cash equivalents                        12           66          51               0           129
 Customer receivables - net                        0          489         148               0           637
 Other receivables                                56          157         270            (237)          246
 Mat'ls., supplies & fossil fuel inv.              0          313          65              (8)          370
 Deferred clause expenses                          0          337           0               0           337
 Other                                             0           54           1               7            62
    Total current assets                          68        1,416         535            (238)        1,781

OTHER ASSETS:
 Special use funds of FPL                          0        1,497           0               0         1,497
 Other investments                             5,985           16         917          (6,267)          651
 Other                                           123          971         448            (105)        1,437
    Total other assets                         6,108        2,484       1,365          (6,372)        3,585

    TOTAL ASSETS                              $6,176      $12,020      $3,714         ($6,610)      $15,300

CAPITALIZATION
 Common shareholders' equity                  $5,593       $5,032        $935         ($5,967)       $5,593
 Pref. stk. w/o sinking fund require.              0          226           0               0           226
 Long-term debt                                    0        2,577       1,400              (1)        3,976
    Total capitalization                       5,593        7,835       2,335          (5,968)        9,795

CURRENT LIABILITIES
 Commercial paper                                  0          560         598               0         1,158
 Current maturities of long-term debt              0           65           0               0            65
 Accounts payable                                  0          458         107              (1)          564
 Customers' deposits                               0          254           0               0           254
 Accrued interest and taxes                        5          127          19              (5)          146
 Deferred clause revenue                           0           70           0               0            70
 Other                                           462          408         167            (531)          506
    Total current liabilities                    467        1,942         891            (537)        2,763

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                 0        1,084         399            (105)        1,378
 Def. regulatory credit - income taxes             0          107           0               0           107
 Unamortized investment tax credits                0          162           0               0           162
 Storm and property insurance reserve              0          229           0               0           229
 Other                                           116          661          89               0           866
    Total other liab. & def. credits             116        2,243         488            (105)        2,742

TOTAL CAPITALIZATION AND LIABILITIES          $6,176      $12,020      $3,714         ($6,610)      $15,300




FPL GROUP, INC. AND SUBSIDIARIES                                                                         8
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2000
($ Millions)

							 Florida
							 Power
					      FPL        & Light        FPL Group      Adjusting
					     Group,      Company       Capital Inc     & Elim.      FPL Group, Inc.
INCOME STATEMENT                              Inc.     Consolidated    Consolidated    Entries      Consolidated
					     ------    ------------    ------------    ---------    ---------------
OPERATING REVENUES                               $0       $6,361          $721            $0        $7,082

OPERATING EXPENSES
 Fuel, purchased power & interchange              0        2,511           357             0         2,868
 Other operations and maintenance                 0        1,062           195             0         1,257
 Merger-related                                   0           62             5             0            67
 Depreciation & amortization                      0          975            57             0         1,032
 Taxes other than income taxes                    0          600            18             0           618
    Total operating expenses                      0        5,210           632             0         5,842
OPERATING INCOME                                  0        1,151            89             0         1,240

OTHER INCOME (DEDUCTIONS):
 Interest charges                               (31)        (176)         (102)           31          (278)
 Preferred stock dividends - FPL                  0          (15)            0             0           (15)
 Other-net                                      726          (12)          135          (756)           93
    Total other deductions - net                695         (203)           33          (725)         (200)

INCOME BEFORE INCOME TAXES                      695          948           122          (725)        1,040

INCOME TAXES                                     (9)         341             4             0           336

NET INCOME (LOSS)                               704          607           118          (725)          704
RET. EARNINGS (DEF.) AT BEG. OF YEAR          2,465          854          (672)         (182)        2,465
DEDUCT:
 Dividends                                      366          768             0          (768)          366
 Other                                            0            0             0             0             0
RET. EARNINGS (DEF.) AT END OF YEAR          $2,803         $693         ($554)        ($139)       $2,803




FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES                                                           9
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2000
($ Millions)

												 Florida
					     Florida                                             Power
					     Power         FPL         KPB         Adjusting     & Light
					     & Light     Enersys,    Financial     & Elim.       Company
ASSETS                                       Company      Inc.         Corp.       Entries       Consolidated
					     -------     --------    ---------     ---------     ------------
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in ser. and other prop.       $18,079       $0           $0             $0        $18,079
 Nuclear fuel under capital lease                127        0            0              0            127
 Construction work in progress                   833        0            0              0            833
 Less accumulated depr. & amort.             (10,919)       0            0              0        (10,919)
    Total prop., plant and eqpt.-net           8,120        0            0              0          8,120

CURRENT ASSETS
 Cash and cash equivalents                         0        0           66              0             66
 Customer receivables - net                      463        0           26              0            489
 Other receivables                               252        0           59           (154)           157
 Mat'ls., supplies & fossil fuel inv.            313        0            0              0            313
 Deferred clause expenses                         78        0            0            259            337
 Other                                            39        0           15              0             54
    Total current assets                       1,145        0          166            105          1,416

OTHER ASSETS:
 Special use funds of FPL                      1,357        0          140              0          1,497
 Other investments                               144        0           14           (142)            16
 Other                                         1,854        0            1           (884)           971
    Total other assets                         3,355        0          155         (1,026)         2,484

    TOTAL ASSETS                             $12,620       $0         $321          ($921)       $12,020

CAPITALIZATION
Common shareholders' equity                   $5,032       $0         $142          ($142)        $5,032
 Pref. stk. w/o sinking fund require.            226        0            0              0            226
 Long-term debt                                2,576        0            0              1          2,577
    Total capitalization                       7,834        0          142           (141)         7,835

CURRENT LIABILITIES
 Short-term debt                                 560        0          180           (180)           560
 Cur. matur. of ltd. & pref. stock                65        0            0              0             65
 Accounts payable                                235        0            0            223            458
 Customers' deposits                             254        0            0              0            254
 Accrued interest and taxes                      102        0            0             25            127
 Deferred clause revenue                          70        0            0              0             70
 Other                                           631        0            0           (223)           408
    Total current liabilities                  1,917        0          180           (155)         1,942

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes             1,814        0            0           (730)         1,084
 Def. regulatory credit - income taxes             0        0            0            107            107
 Unamortized investment tax credits              162        0            0              0            162
 Storm and property insurance reserve            230        0           (1)             0            229
 Other                                           663        0            0             (2)           661
    Total other liab. & def. credits           2,869        0           (1)          (625)         2,243

TOTAL CAPITALIZATION AND LIABILITIES         $12,620       $0         $321          ($921)       $12,020




FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES                                                          10
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2000
Thousands of Dollars

												 Florida
					     Florida                                             Power
					     Power         FPL         KPB         Adjusting     & Light
					     & Light     Enersys,    Financial     & Elim.       Company
INCOME STATEMENT                             Company       Inc.        Corp.       Entries     Consolidated
					     -------     --------    ---------     ---------   ------------
OPERATING REVENUES                           $6,361        $0          $0            $0          $6,361

OPERATING EXPENSES
 Fuel, purchased power & interchange          2,511         0           0             0           2,511
 Other operations and maintenance             1,062         0           0             0           1,062
 Merger-related                                  62         0           0             0              62
 Depreciation & amortization                    975         0           0             0             975
 Taxes other than income taxes                  600         0           0             0             600
    Total operating expenses                  5,210         0           0             0           5,210
OPERATING INCOME                              1,151         0           0             0           1,151

OTHER INCOME (DEDUCTIONS):
 Interest charges                              (176)        0           0             0            (176)
 Preferred stock dividends - FPL                (15)        0           0             0             (15)
 Other-net                                      (12)        0           5            (5)            (12)
    Total other deductions - net               (203)        0           5            (5)           (203)

INCOME BEFORE INCOME TAXES                      948         0           5            (5)            948

INCOME TAXES                                    341         0           0             0             341

NET INCOME (LOSS)                               607         0           5            (5)            607
RET. EARNINGS (DEF.) AT BEG. OF YEAR            854         1          29           (30)            854
DEDUCT:
 Dividends                                      768         0           0             0             768
 Other                                            0         0           0             0               0
RET. EARNINGS (DEF.) AT END OF YEAR            $693        $1         $34          ($35)           $693




FPL GROUP CAPITAL INC AND SUBSIDIARIES                                                                  11
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2000
($ Millions)


					       FPL
					      Group                    FPL Energy,     FPL Energy      FPL
					     Capital   Alandco Inc.        LLC         Services,     FiberNet,
ASSETS                                         Inc     Consolidated    Consolidated       Inc.         LLC
					     -------   ------------    ------------    ----------    ---------
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in ser. and other prop.           $0        $0            $1,417           $14          $133
 Nuclear fuel under capital lease                 0         0                 0             0             0
 Construction work in progress                    0         0               336             0            84
 Less accumulated depr. & amort.                  0         0              (142)            0           (27)
    Total prop., plant and eqpt.-net              0         0             1,611            14           190

CURRENT ASSETS
 Cash and cash equivalents                       29         0                18           (10)           (3)
 Customer receivables - net                       0         0               140             4             3
 Other receivables                              121         0                99            25             5
 Mat'ls., supplies & fossil fuel inv.             0         0                53             4             7
 Deferred clause expenses                         0         0                 0             0             0
 Other                                            0         0                 0             0             0
    Total current assets                        150         0               310            23            12

OTHER ASSETS:
 Special use funds of FPL                         0         0                 0             0             0
 Other investments                            4,330         0               327             0             0
 Other                                           16         1               431             0             3
    Total other assets                        4,346         1               758             0             3

    TOTAL ASSETS                             $4,496        $1            $2,679           $37          $205

CAPITALIZATION
 Common shareholders' equity                   $935        $1            $2,307           $18          $150
 Pref. stk. w/o sinking fund require.             0         0                 0             0             0
 Long-term debt                               1,400         0                 0             0             0
    Total capitalization                      2,335         1             2,307            18           150

CURRENT LIABILITIES
 Commercial paper                               598         0                 0             0             0
 Current maturities of long-term debt             0         0                 0             0             0
 Accounts payable                                 0         0                90             7             9
 Customers' deposits                              0         0                 0             0             0
 Accrued interest and taxes                      23         0                 0             0             0
 Deferred clause revenue                          0         0                 0             0             0
 Other                                        1,438         0               118            13            35
    Total current liabilities                 2,059         0               208            20            44

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes               62         0               164            (1)            3
 Def. regulatory credit - income taxes            0         0                 0             0             0
 Unamortized investment tax credits               0         0                 0             0             0
 Storm and property insurance reserve             0         0                 0             0             0
 Other                                           40         0                 0             0             8
    Total other liab. & def. credits            102         0               164            (1)           11

TOTAL CAPITALIZATION AND LIABILITIES         $4,496        $1            $2,679           $37          $205




FPL GROUP CAPITAL INC AND SUBSIDIARIES                                                                  12
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2000
($ Millions)


					      Palms
					    Insurance    West Boca     Turner         FPL        HJT & LCR
					     Company,    Security,     Foods        Holdings      Holdings
ASSETS                                         Ltd.        Inc.      Corporation      Inc.      Consolidated
					    ---------    ---------   -----------    --------    ------------
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in ser. and other prop.        $0            $0          $0            $0            $0
 Nuclear fuel under capital lease              0             0           0             0             0
 Construction work in progress                 0             0           0             0             0
 Less accumulated depr. & amort.               0             0           0             0             0
    Total prop., plant and eqpt.-net           0             0           0             0             0

CURRENT ASSETS
 Cash and cash equivalents                    17             0           0             0             0
 Customer receivables - net                    0             0           0             0             0
 Other receivables                             1           190           0             0           136
 Mat'ls., supplies & fossil fuel inv.          0             0           0             0             0
 Deferred clause expenses                      0             0           0             0             0
 Other                                         0             0           0             0             0
    Total current assets                      18           190           0             0           136

OTHER ASSETS:
 Special use funds of FPL                      0             0           0             0             0
 Other investments                            33           108           0             0           300
 Other                                         2             0           0             0             0
    Total other assets                        35           108           0             0           300

    TOTAL ASSETS                             $53          $298          $0            $0          $436

CAPITALIZATION
 Common shareholders' equity                 $10          $252          $0            $0          $436
 Pref. stk. w/o sinking fund require.          0             0           0             0             0
 Long-term debt                                0             0           0             0             0
    Total capitalization                      10           252           0             0           436

CURRENT LIABILITIES
 Commercial paper                              0             0           0             0             0
 Current maturities of long-term debt          0             0           0             0             0
 Accounts payable                              0             0           0             0             0
 Customers' deposits                           0             0           0             0             0
 Accrued interest and taxes                    0             0           0             0             0
 Deferred clause revenue                       0             0           0             0             0
 Other                                         3             4           0             0             0
    Total current liabilities                  3             4           0             0             0

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes             0            42           0             0             0
 Def. regulatory credit - income taxes         0             0           0             0             0
 Unamortized investment tax credits            0             0           0             0             0
 Storm and property insurance reserve          0             0           0             0             0
 Other                                        40             0           0             0             0
    Total other liab. & def. credits          40            42           0             0             0

TOTAL CAPITALIZATION AND LIABILITIES         $53          $298          $0            $0          $436




FPL GROUP CAPITAL INC AND SUBSIDIARIES                                                     13
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2000
($ Millions)

										      FPL Group
					       CAS          FPL          Adjusting     Capital
					    Investment   Investments,    & Elim.         Inc
ASSETS                                         Inc.         Inc.         Entries      Consolidated
					    ----------   ------------    ---------    ------------
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in ser. and other prop.             $0        $0               $0        $1,564
 Nuclear fuel under capital lease                   0         0                0             0
 Construction work in progress                      0         0                0           420
 Less accumulated depr. & amort.                    0         0               (1)         (170)
    Total prop., plant and eqpt.-net                0         0               (1)        1,814

CURRENT ASSETS
 Cash and cash equivalents                          0         0                0            51
 Customer receivables - net                         0         0                1           148
 Other receivables                              1,138         1           (1,446)          270
 Mat'ls., supplies & fossil fuel inv.               0         0                1            65
 Deferred clause expenses                           0         0                0             0
 Other                                              0         0                1             1
    Total current assets                        1,138         1           (1,443)          535

OTHER ASSETS:
 Special use funds of FPL                           0         0                0             0
 Other investments                                  0       145           (4,326)          917
 Other                                              0         0               (5)          448
    Total other assets                              0       145           (4,331)        1,365

    TOTAL ASSETS                               $1,138      $146          ($5,775)       $3,714

CAPITALIZATION
 Common shareholders' equity                   $1,138       $11          ($4,323)         $935
 Pref. stk. w/o sinking fund require.               0         0                0             0
 Long-term debt                                     0         0                0         1,400
    Total capitalization                        1,138        11           (4,323)        2,335

CURRENT LIABILITIES
 Commercial paper                                   0         0                0           598
 Current maturities of long-term debt               0         0                0             0
 Accounts payable                                   0         0                1           107
 Customers' deposits                                0         0                0             0
 Accrued interest and taxes                         0         0               (4)           19
 Deferred clause revenue                            0         0                0             0
 Other                                              0         0           (1,444)          167
    Total current liabilities                       0         0           (1,447)          891

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                  0       135               (6)          399
 Def. regulatory credit - income taxes              0         0                0             0
 Unamortized investment tax credits                 0         0                0             0
 Storm and property insurance reserve               0         0                0             0
 Other                                              0         0                1            89
    Total other liab. & def. credits                0       135               (5)          488

TOTAL CAPITALIZATION AND LIABILITIES           $1,138      $146          ($5,775)       $3,714




FPL GROUP CAPITAL INC AND SUBSIDIARIES                                                                  14
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2000
($ Millions)


					       FPL
					      Group                     FPL Energy,     FPL Energy      FPL
					     Capital    Alandco Inc.        LLC         Services,     FiberNet,
INCOME STATEMENT                               Inc      Consolidated    Consolidated       Inc.         LLC
					     -------    ------------    ------------    ----------    ---------
OPERATING REVENUES                               $0         $0            $632             $18          $41

OPERATING EXPENSES
 Fuel, purchased power & interchange              0          0             342              15            0
 Other operations and maintenance                10          0             126              11           16
 Merger-related                                   3          0               2               0            0
 Depreciation & amortization                      0          0              50               1            5
 Taxes other than income taxes                    0          0              14               1            3
    Total operating expenses                     13          0             534              28           24
OPERATING INCOME                                (13)         0              98             (10)          17

OTHER INCOME (DEDUCTIONS):
 Interest charges                              (128)         0             (67)              0           (3)
 Preferred stock dividends - FPL                  0          0               0               0            0
 Other-net                                      177          0              87               0            0
    Total other deductions - net                 49          0              20               0           (3)

INCOME BEFORE INCOME TAXES                       36          0             118             (10)          14

INCOME TAXES                                    (82)         0              36              (4)           5

NET INCOME (LOSS)                               118          0              82              (6)           9
RET. EARNINGS (DEF.) AT BEG. OF YEAR           (672)        (6)              0             (33)           0
DEDUCT:
 Dividends                                        0          0               0               0            0
 Other                                            0          0               0               0            0
RET. EARNINGS (DEF.) AT END OF YEAR           ($554)       ($6)            $82            ($39)          $9




FPL GROUP CAPITAL INC AND SUBSIDIARIES                                                                  15
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2000
($ Millions)


					      Palms
					    Insurance    West Boca      Turner         FPL        HJT & LCR
					     Company,    Security,      Foods        Holdings     Holdings
INCOME STATEMENT                               Ltd.        Inc.       Corporation      Inc.      Consolidated
					    ---------    ---------    -----------    --------    ------------
OPERATING REVENUES                             $31           $0          $0            $0            $0

OPERATING EXPENSES
 Fuel, purchased power & interchange             0            0           0             0             0
 Other operations and maintenance               33            0           0             0             0
 Merger-related                                  0            0           0             0             0
 Depreciation & amortization                     0            0           0             0             0
 Taxes other than income taxes                   0            0           0             0             0
    Total operating expenses                    33            0           0             0             0
OPERATING INCOME                                (2)           0           0             0             0

OTHER INCOME (DEDUCTIONS):
 Interest charges                                0            0           0             0             0
 Preferred stock dividends - FPL                 0            0           0             0             0
 Other-net                                       2           19           1             2            37
    Total other deductions - net                 2           19           1             2            37

INCOME BEFORE INCOME TAXES                       0           19           1             2            37

INCOME TAXES                                     0            7           0             0            13

NET INCOME (LOSS)                                0           12           1             2            24
RET. EARNINGS (DEF.) AT BEG. OF YEAR             8          143          (9)            6            69
DEDUCT:
 Dividends                                       0            0           0             8             0
 Other                                           0            0           0             0             0
RET. EARNINGS (DEF.) AT END OF YEAR             $8         $155         ($8)           $0           $93




FPL GROUP CAPITAL INC AND SUBSIDIARIES                                                    16
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2000
($ Millions)


					     CAS          FPL         Adjusting    FPL Group
					  Investment   Investments,   & Elim.      Capital Inc
INCOME STATEMENT                             Inc.         Inc.        Entries      Consolidated
					  ----------   ------------   ---------    ------------
OPERATING REVENUES                           $0           $0         ($1)         $721

OPERATING EXPENSES
 Fuel, purchased power & interchange          0            0           0           357
 Other operations and maintenance             0            0          (1)          195
 Merger-related                               0            0           0             5
 Depreciation & amortization                  0            0           1            57
 Taxes other than income taxes                0            0           0            18
    Total operating expenses                  0            0           0           632
OPERATING INCOME                              0            0          (1)           89

OTHER INCOME (DEDUCTIONS):
 Interest charges                             0            0          96          (102)
 Preferred stock dividends - FPL              0            0           0             0
 Other-net                                   77            3        (270)          135
    Total other deductions - net             77            3        (174)           33

INCOME BEFORE INCOME TAXES                   77            3        (175)          122

INCOME TAXES                                 27            2           0             4

NET INCOME (LOSS)                            50            1        (175)          118
RET. EARNINGS (DEF.) AT BEG. OF YEAR         30            5        (213)         (672)
DEDUCT:
 Dividends                                    0            0          (8)            0
 Other                                        0            0           0             0
RET. EARNINGS (DEF.) AT END OF YEAR         $80           $6       ($380)        ($554)




							      EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

FPL Group, Inc. (Claimant)
       FPL Group Capital Inc
	   FPL Energy, LLC
		ESI Energy, LLC
		    *ESI LP, Inc.
		     ESI Doswell GP, Inc.
			 *Doswell I, Inc.
			       Doswell Limited Partnership

FPL Group, Inc. (Claimant)
       FPL Group Capital Inc
	   FPL Energy, LLC
		ESI Energy, LLC
		    *ESI Hawkeye Power, LLC
			  Hawkeye Power Partners, LLC

FPL Group, Inc. (Claimant)
 FPL Group Capital, Inc
	   FPL Energy, LLC
		ESI Energy, LLC
		    *FPL Energy Lake Benton Acquisitions, LLC
			  Lake Benton Power Partners II, LLC

FPL Group, Inc. (Claimant)
      FPL Group Capital, Inc
	   FPL Energy, LLC
		ESI Energy, LLC
		    *FPL Energy Paris GP, Inc.
		    *FPL Energy Paris LP, LLC
			  Lamar Power Partners, LP

FPL Group, Inc. (Claimant)
      FPL Group Capital, Inc
	    FPL Energy, LLC
		 ESI Energy, LLC
		     *ESI West Texas Energy, Inc.
		     *ESI West Texas Energy LP, LLC
			   West Texas Wind Energy Partners, LP

FPL Group, Inc. (Claimant)
      FPL Group Capital, Inc
	   FPL Energy, LLC
		ESI Energy, LLC
		    *ESI Vansycle GP, Inc.
		    *ESI Vansycle LP, Inc.
			  ESI Vansycle Partners, LP

FPL Group, Inc. (Claimant)
      FPL Group Capital, Inc
	   FPL Energy, LLC
	      *FPL Energy Maine, Inc.
		    FPL Energy Maine Hydro, LLC
		    FPL Energy Wyman, LLC
		    FPL Energy Wyman IV, LLC (61.7831%)
		    FPL Energy Mason, LLC
		    FPL Energy Maine Holdings, LLC
			*AVEC Holdings, LLC
			      Aroostook Valley Electric Company
		    FPL Energy Cape, LLC

FPL Group, Inc. (Claimant)
      FPL Group Capital, Inc
	   FPL Energy, LLC
		ESI Energy, LLC
		    *FPL Energy MH50, GP LLC
		    *FPL Energy MH50, LP LLC
			  FPL Energy MH50, LP

* denotes direct ownership interest in the EWG.




Claimant has caused this statement to be duly executed on its behalf by its authorized officer this 3rd day of May, 2001.




			    FPL Group, Inc.



		    By:     K. MICHAEL DAVIS
			-------------------------
			    K. Michael Davis
		 Controller and Chief Accounting Officer
		     (Principal Accounting Officer)




(Corporate Seal)




Attest:




D. P. COYLE
------------------------------------------
D. P. Coyle, General Counsel and Secretary




Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

K. Michael Davis
Controller and Chief Accounting Officer
FPL Group, Inc.
700 Universe Boulevard
Juno Beach, FL 33408




							      APPENDIX 1
		       SUBSIDIARIES OF FPL GROUP, INC.
			      December 31, 2000


				    Jurisdic-
				    tion of
				    Incor-
	      Name                  poration      Location                         Nature of Business
-----------------------------      ---------    -------------        -----------------------------------------------
FLORIDA POWER & LIGHT COMPANY       Florida     Juno Beach           Operates as an electric utility company.

*FPL Enersys, Inc.                  Florida     Miami                Holds the stock of a subsidiary which
								     was formed to provide ongoing services
								     to implement energy programs.

*FPL Energy Services II, Inc.       Florida     Miami                Develops energy management systems for
								     commercial, industrial and institutional
								     companies.

*KPB Financial Corp.                Delaware    Wilmington           Manages financial assets.

FPL GROUP CAPITAL INC               Florida     Juno Beach           Holds the stock of and provides the funding for
								     the operating companies other than FPL.

*Alandco Inc.                       Florida     Juno Beach           Holds real estate investments.

**Alandco I, Inc.                   Florida     Juno Beach           Holds real estate investments.

**Alandco/Cascade, Inc.             Florida     Juno Beach           Holds real estate investments.

*CAS Investments, Inc.              Delaware    Wilmington           Owns investment securities.

*FPL Energy, LLC                    Florida     Juno Beach           Participates in energy market and clean
								     fuel generation.

**BAC Investment Corp.              Delaware    Wilmington           Manages intangible assets.

**ESI Energy, LLC                   Florida     Juno Beach           Participates in energy market and clean
								     fuel generation.

***Alpha Joshua (Prime), Inc.       California  Juno Beach, FL       Inactive.

***Alpha Mariah (Prime), Inc.       California  Juno Beach, FL       Inactive.

***Beta Mariah (Prime), Inc.        California  Juno Beach, FL       Inactive.

***Beta Willow (Prime), Inc.        California  Juno Beach, FL       Inactive.

***Badger Windpower, LLC            Delaware    Juno Beach, FL       Wind farm.

***Dry Fork Power Company, LLC      Delaware    Juno Beach, FL       Future development of a gas project.

***East Mesa Geothermal LLC         Delaware    Juno Beach, FL       Geothermal qualifying facility.

***ESI Altamont Acquisitions, Inc.  Florida     Juno Beach           Participates in a wind power project.

****Green Ridge Power LLC           Florida     Juno Beach           Participates in a wind power project.

*****USW Land Corporation           Florida     Juno Beach           Participates in a wind power project.

****Altamont Infrastructure         Florida     Juno Beach           Participates in a wind power project.
    Company LLC

*****U.S. Windpower Transmission    Florida     Juno Beach           Participates in a wind power project.
     Corporation

****Green Ridge Services LLC        Florida     Juno Beach           Participates in a wind power project.

***ESI Antilles, Inc.               Florida     Juno Beach           Inactive.

***ESI Antilles LP, Inc.            Florida     Juno Beach           Inactive.

***ESI Australia II, Inc.           Delaware    Juno Beach, FL       Inactive.

***ESI Bay Area, Inc.               Florida     Juno Beach           Participates in a wind power project.

***ESI Bay Area GP, Inc.            Florida     Juno Beach           Participates in a wind power project.

***ESI Brady, Inc.                  Florida     Juno Beach           Participates in a geothermal project.

***ESI California Holdings, Inc.    California  Juno Beach, FL       Holding company.

****CH Ormesa, Inc.                 Florida     Juno Beach           Participates in a geothermal project.

****CH Ormesa LP, Inc.              Florida     Juno Beach           Participates in a geothermal project.

****CH POSDEF, Inc.                 Florida     Juno Beach           Participates in a coal project.

****CH POSDEF LP, Inc.              Florida     Juno Beach           Participates in a coal project.


****ESI Sky River, Inc.             Florida     Juno Beach           Participates in a wind power project.

***ESI Calistoga GP, Inc.           Florida     Juno Beach           Inactive.

***ESI Calistoga LP, Inc.           Florida     Juno Beach           Inactive.


***ESI Cherokee GP, Inc.            Florida     Juno Beach           Participates in a combined cycle natural
								     gas project.

***ESI Cherokee LP, Inc.            Florida     Juno Beach           Participates in a combined cycle natural
								     gas project.

***ESI Cherokee Holdings, Inc.      Florida     Juno Beach           Participates in a combined cycel natural
								     gas project.

****ESI Cherokee MGP, Inc.          Florida     Juno Beach           Participates in a combined cycle natural
								     gas project.

****Cherokee County Cogeneration    Delaware    Juno Beach, FL       Participates in a combined cycle natural
    Corp.                                                            gas project.

***ESI Chesapeake Power, Inc.       Florida     Juno Beach           Inactive.

***ESI Dixie Valley, Inc.           Florida     Juno Beach           Inactive.

***ESI Dixie Valley LP, Inc.        Florida     Juno Beach           Inactive.

***ESI Doswell GP, Inc.             Florida     Juno Beach           Participates in combined cycle natural gas project

*****Doswell I, Inc.                Florida     Juno Beach           Participates in combined cycle natural gas project.

***ESI Double "C", Inc.             Florida     Juno Beach           Participates in a natural gas project.

***ESI Kern Front, Inc.             Florida     Juno Beach           Participates in a natural gas project.

***ESI Sierra, Inc.                 Florida     Juno Beach           Participates in a natural gas project.

***ESI Ebensburg, Inc.              Florida     Juno Beach           Participates in a waste-to-energy project.

***ESI Geothermal, Inc.             Florida     Juno Beach           Inactive.

***ESI Hawkeye Power, LLC           Florida     Juno Beach           Participates in a wind project.

****Hawkeye Power Partners, LLC     Delaware    Juno Beach, FL       Owns a wind project.

***ESI Jonesboro, Inc.              Florida     Juno Beach           Inactive.

***ESI Lake Benton Holdings, Inc.   Florida     Juno Beach           Inactive.

***ESI LP, Inc.                     Florida     Juno Beach           Formed to invest in partnerships.

****ESI Ebensburg, LLC              Delaware    Juno Beach, FL       Participates in a coal-fired project.

*****ESI Ebensburg GP, Inc.         Delaware    Juno Beach, FL       Participates in a coal-fired project.

*****ESI Ebensburg LP, Inc.         Delaware    Juno Beach, FL       Participates in a coal-fired project.

***ESI Montgomery County, LLC       Florida     Juno Beach           Participates in a waste-to-energy project.

*****ESI Montgomery County GP, Inc. Florida     Juno Beach           Participates in a waste-to-energy project.

*****ESI Montgomery County LP, Inc. Florida     Juno Beach           Participates in a waste-to-energy project.

***ESI Mojave, Inc.                 Florida     Juno Beach           Participates in a wind power project.

***ESI Mojave LLC                   Delaware    Juno Beach, FL       Participates in a wind power project.

****Mojave 16/17/18 LLC             Delaware    Juno Beach, FL       Participates in a wind power project.

***ESI Multitrade LP, Inc.          Florida     Juno Beach           Participates in a wood-burning electric generating
								     project.

***ESI Pittsylvania, Inc.           Florida     Juno Beach           Participates in a wood-burning electric generating
								     project.

***ESI New Bedford LLC              Delaware    Juno Beach, FL       Inactive.

***ESI New Jersey Energy GP, Inc.   Florida     Juno Beach           Inactive.

***ESI Northeast Energy             Florida     Juno Beach           Formed to acquire generation assets.
   Acquisition Funding, Inc.

****ESI Tractebel Acquisition Corp. Delaware    Juno Beach, FL       Electric generation project.

***ESI Northeast Energy             Florida     Juno Beach           A funding corporation.
   Funding, Inc.

****ESI Tractebel Funding Corp.     Delaware    Juno Beach, FL       Services debt.

***ESI Northeast Energy GP, Inc.    Florida     Juno Beach           Participate in combined cycle natural
								     gas project.

***ESI Northeast Energy LP, Inc.    Florida     Juno Beach           Participate in combined cycle natural
								     gas project.

***ESI Northeast Fuel               Florida     Juno Beach           Provides fuel management services.
   Management, Inc.

***ESI Ormesa Debt Holdings LLC     Delaware    Juno Beach, FL       Formed to acquire partnership interest.

***ESI Ormesa Holdings, Inc.        Florida     Juno Beach           Formed to acquire partnership interest.

***ESI Ormesa Holdings I LLC        Delaware    Juno Beach, FL       Participates in a geothermal project.

***ESI Ormesa IE Equity, Inc.       Florida     Juno Beach           Participates in a geothermal project.

****ESI Ormesa Equity Holdings LLC  Delaware    Juno Beach, FL       Participates in a geothermal project.

***ESI Ormesa IE Resource LLC       Florida     Juno Beach           Participates in a geothermal project.

***ESI Ormesa IH Equity LLC         Delaware    Juno Beach, FL       Inactive.

***ESI Ormesa IH Resource LLC       Delaware    Juno Beach, FL       Inactive.

***ESI Philippines, Inc.            Florida     Juno Beach           Inactive.

***ESI Prairie Winds GP, LLC        Delaware    Juno Beach, FL       Inactive.

***ESI Prairie Winds LP, LLC        Delaware    Juno Beach, FL       Inactive.

***ESI SEMASS Corp. LP, Inc.        Florida     Juno Beach           Inactive.

***ESI Silverado Delaware, LLC      Delaware    Juno Beach, FL       Inactive.

****ESI Silverado Holdings, LLC     Delaware    Juno Beach, FL       Inactive.

***ESI Steamboat, Inc.              Florida     Juno Beach           Inactive.

***ESI Tehachapi Acquisitions, Inc. Florida     Juno Beach           Participates in wind power projects.

****Cameron Ridge LLC               Delaware    Juno Beach, FL       Participates in wind power projects.

****Windco LLC                      Delaware    Juno Beach, FL       Participates in wind power projects.

*****Altamont Power LLC             Delaware    Juno Beach, FL       Participates in wind power projects.

******Altamont Power 1998 LLC       Delaware    Juno Beach, FL       Participates in wind power projects.

***ESI Vansycle GP, Inc.            Florida     Juno Beach           Participates in a wind power project.

***ESI Vansycle LP, Inc.            Florida     Juno Beach           Participates in a wind power project.

***ESI Victory, Inc.                Florida     Juno Beach           Participates in a wind power project.

***ESI West Enfield, Inc.           Florida     Juno Beach           Inactive.

***ESI West Texas Energy, Inc.      Florida     Juno Beach           Participates in a wind power project.

***ESI West Texas Energy LP, LLC    Delaware    Juno Beach, FL       Participates in a wind power project.

***ESI WTE Development, Inc.        Florida     Juno Beach           Inactive.

***FPL Energy Altamont              Delaware    Santa Rosa, CA       Inactive.
   Acquisitions LLC

***FPL Energy Bastrop GP, Inc.      Florida     Juno Beach           Participates in a gas fired project.

***FPL Energy Bastrop LP, LLC       Delaware    Juno Beach, FL       Participates in a gas fired project.

***FPL Energy Bellingham, Inc.      Florida     Juno Beach           Inactive.

****IDC Bellingham, LLC             Florida     Juno Beach           Inactive.

***FPL Energy Bellingham, LLC       Florida     Juno Beach           Inactive.

***FPL Energy Cal Hydro, LLC        Delaware    Juno Beach, FL       Inactive.

***FPL Energy Calhoun I, LLC        Delaware    Juno Beach, FL       Participates in a gas fired project.

****Calhoun Power Company I, LLC    Delaware    Juno Beach, FL       Participates in a gas fired project.

***FPL Energy California Wind, LLC  Delaware    Juno Beach, FL       Participates in a wind power project.

****FPL Energy Pacific Crest        Delaware    Juno Beach, FL       Participates in a wind power project.
    Partner, LLC

*****Pacific Crest Power, LLC       Delaware    Juno Beach, FL       Participates in a gas fired project.

****ESI Cannon Acquisitions LLC     Delaware    Juno Beach, FL       Participates in a wind power project.

*****Ridgetop Power Corporation     California  Juno Beach, FL       Operates a wind power project.

******Ridgetop Energy, LLC          Delaware    Juno Beach, FL       Operates a wind power project.

***FPL Energy Coldwater Creek, LLC  Delaware    Juno Beach, FL       Inactive.

***FPL Energy Doswell Holdings,     Florida     Juno Beach           Inactive.
   Inc.

****Doswell Funding Corporation     Florida     Juno Beach           Inactive.

****UFG Holdings, Inc.              Delaware    Wilmington           Manages intangible assets.

***FPL Energy Dry Fork, LLC         Delaware    Juno Beach, FL       Simple cycle peaking project.

***FPL Energy East Mesa LLC         Delaware    Juno Beach, FL       Participates in geothermal project.

***FPL Energy Equipment Facility,   Delaware    Juno Beach, FL       Inactive.
   LLC

***FPL Energy Geo East Mesa         Florida     Juno Beach           Participates in geothermal project.
   Partners, Inc.

****Gem Resources, LLC              Delaware    Juno Beach, FL       Participates in geothermal project.

***FPL Energy Everett LLC           Delaware    Juno Beach, FL       Develop and construct combined cycle
								     natural gas project.

****Northwest Power Company, LLC    Washington  Juno Beach, FL       Develop and construct combined cycle
								     natural gas project.

***FPL Energy Forney, Inc.          Florida     Juno Beach           Develop combined cycle natural gas project.

***FPL Energy Forney, LLC           Delaware    Juno Beach, FL       Develop combined cycle natural gas project.

***FPL Energy Geysers, LLC          Delaware    Juno Beach, FL       Inactive.

***FPL Energy Geysers Holdings I,   Delaware    Juno Beach, FL       Inactive.
   LLC

***FPL Energy Geysers Holdings II,  Delaware    Juno Beach, FL       Inactive.
   LLC

***FPL Energy Great Plains Wind,    Delaware    Juno Beach, FL       Inactive.
   LLC

***FPL Energy GRP 91-2, LLC         Delaware    Juno Beach, FL       Inactive.

****Green Ridge Power 91-2, LLC     Delaware    Juno Beach, FL       Inactive.

***FPL Energy GRP 92, LLC           Delaware    Juno Beach, FL       Inactive.

****Green Ridge Power 92, LLC       Delaware    Juno Beach, FL       Inactive.

***FPL Energy Hancock County        Delaware    Juno Beach, FL       Development of a wind facility.
   Wind, LLC

***FPL Energy Hancock County        Delaware    Juno Beach, FL       Development of a wind facility.
   Wind Farm, LLC

***FPL Energy Island End GP, LLC    Delaware    Juno Beach, FL       Inactive.

***FPL Energy Island End LP, LLC    Delaware    Juno Beach, FL       Inactive.

***FPL Energy Lake Benton           Delaware    Juno Beach, FL       Participate in a wind project.
   Acquisitions, LLC

****Lake Benton Power Partners      Delaware    Juno Beach, FL       Participate in a wind project.
    II, LLC

***FPL Energy Linfield, LLC         Delaware    Juno Beach, FL       Development of a natural gas project.

****Limerick Partners, LLC          Connecticut Juno Beach, FL       Development of a natural gas project.

***FPL Energy Livermore, LLC        Delaware    Juno Beach, FL       Inactive.

***FPL Energy Marcus Hook LLC       Delaware    Juno Beach, FL       Inactive.

****FPL Energy MH700, LLC           Delaware    Juno Beach, FL       Inactive.

***FPL Energy MH50 GP, LLC          Delaware    Juno Beach, FL       Participates in combined cycle natural gas project.

***FPL Energy MH50 LP,LLC           Delaware    Juno Beach, FL       Participates in combined cycle natural gas project.

***FPL Energy Mojave, LLC           Delaware    Juno Beach, FL       Inactive.

***FPL Energy Mojave Operating      Delaware    Juno Beach, FL       Provides operating and maintenance services for
   Services, LLC                                                     wind projects.

***FPL Energy Morwind, LLC          Delaware    Juno Beach, FL       Inactive.

****TPC Windfarms, LLC              Delaware    Juno Beach, FL       Inactive.

***FPL Energy Operating Services,   Florida     Juno Beach           Provides operating and maintenance services and
   Inc.                                                              fuel procurement for projects.

****FPL Energy Brady Power          Florida     Juno Beach           Inactive.
    Services, Inc.

****FPL Energy Calistoga            Florida     Juno Beach           Inactive.
    Power Services, Inc.

****FPL Energy CO2 Operations,      Florida     Juno Beach           Inactive.
    Inc.

****FPL Energy Doswell Power        Florida     Juno Beach           Inactive.
    Services, Inc.

****FPL Energy Virginia Power       Florida     Juno Beach           Inactive.
    Services, Inc.

***FPL Energy Paris GP, LLC         Delaware    Juno Beach, FL       Participates in a natural gas project.

***FPL Energy Paris LP, LLC         Delaware    Juno Beach, FL       Participates in a natural gas project.

***FPL Energy Sacramento Power,     Delaware    Juno Beach, FL       Inactive.
   LLC

***FPL Energy Pecos Wind I GP, Inc. Florida     Juno Beach           Development of a wind project.

***FPL Energy Pecos Wind I LP, Inc. Delaware    Juno Beach, FL       Development of a wind project.

***FPL Energy Pecos Wind II GP,     Florida     Juno Beach           Development of a wind project.
   Inc.

***FPL Energy Pecos Wind II GP,     Delaware    Juno Beach, FL       Development of a wind project.
   LLC

***FPL Energy Solar Funding Corp.   Florida     Juno Beach           Inactive.

****FPL Energy Caithness Funding    Delaware    Juno Beach, FL       Participates in a solar electric generating system.
    Corporation

***FPL Energy Vansycle LLC          Florida     Juno Beach           Participates in a wind powered project.

***FPL Energy Western Development,  Delaware    Juno Beach, FL       Inactive.
   LLC

***FPL Energy Windridge             Delaware    Juno Beach, FL       Inactive.
   Acquisitions, LLC

****Windridge LLC                   Delaware    Juno Beach, FL       Inactive.

***FPL Energy Wisconsin Holdings,   Delaware    Juno Beach, FL       Inactive.
   LLC

****FPL Energy Wisconsin Wind, LLC  Delaware    Juno Beach, FL       Inactive.

***FPLE Rhode Island State          Florida     Juno Beach           Participates in a natural gas project.
   Energy GP, Inc.

***FPLE Rhode Island State          Delaware    Juno Beach, FL       Participates in a natural gas project.
   Energy LP, LLC

***Gray County Wind Energy,         Delaware    Juno Beach, FL       Inactive.
   LLC

***Harper Lake Acquisitions, Inc.   Florida     Juno Beach           Inactive.

***Harper Lake Holdings, Inc.       Florida     Juno Beach           Inactive.

***Harper Lake Management, Inc.     Florida     Juno Beach           Inactive.

***High Desert Land Acquisition     Delaware    Juno Beach, FL       Holds land.
   LLC

***High Winds Holdings, LLC         Delaware    Juno Beach, FL       Inactive.

****High Winds, LLC                 Delaware    Juno Beach, FL       Inactive.

***Hyperion VIII, Inc.              Florida     Juno Beach           Participates in a solar electric generating
								     system.

***Hyperion IX, Inc.                Florida     Juno Beach           Participates in a solar electric generating
								     system.
***MES Financial Corp.              Delaware    Wilmington           Manages intangible assets.

***Midway Power, LLC                Delaware    Juno Beach, FL       Development of an electric generating system.

***NG Acquisition LLC               Florida     Juno Beach           Inactive.

****Nevada Geothermal Holdings      Florida     Juno Beach           Inactive.
    L.L.C.

***Northern Cross Investments,      Delaware    Juno Beach, FL       Manages intangible assets.
   Inc.

***FPLE Oceanside Energy Center     Delaware    Juno Beach, FL       Inactive.
   LLC

****Oceanside Energy Center LLC     Delaware    Juno Beach, FL       Inactive.

***Opal Holdings, LLC               Delaware    Juno Beach, FL       Inactive.

***Philadelphia Refinery            Delaware    Juno Beach, FL       Inactive.
   Generation, LLC

****FPL Energy PRG, LLC             Delaware    Juno Beach, FL       Inactive.

***Southern Sierra Power, LLC       Delaware    Juno Beach, FL       Participates in a wind project.

***Sullivan Street Investments,     Delaware    Juno Beach, FL       Manages intangible assets.
   Inc.

***Yadkin River Power Company, LLC  Delaware    Juno Beach, FL       Inactive.

**FPL Energy East Mesa Holdings     Delaware    Juno Beach, FL       Participates in a geothermal project.
  LLC

**FPL Energy Maine, Inc.            Delaware    Juno Beach, FL       To acquire generation assets of a power
								     company.

***FPL Energy Cape, LLC             Delaware    Juno Beach, FL       Participates in a waste wood project and fossil
								     generation.

***FPL Energy Maine Holdings, LLC   Delaware    Juno Beach, FL       Participates in a waste wood project and fossil
								     generation.

****Avec Holdings, LLC              Delaware    Juno Beach, FL       Participates in a waste wood project and fossil
								     generation.

*****Aroostock Valley Electric      Delaware    Juno Beach, FL       To acquire ownership of a power company.
     Company

***FPL Energy Maine Hydro LLC       Delaware    Juno Beach, FL       To acquire ownership of a power plant.

****Kennebec Hydro Resources, Inc.  Maine       Juno Beach, FL       To acquire ownership in hydroelectric company.

****Kennebec Water Power Company,   Maine       Juno Beach, FL       Participates in a waste wood project and fossil
    Inc.                                                             generation.

***FPL Energy Maine Operating       Delaware    Juno Beach, FL       Provides operating and maintenance services for
   Services LLC                                                      a power company.

***FPL Energy Mason LLC             Delaware    Juno Beach, FL       To acquire ownership of a power company.

***FPL Energy Spruce Point LLC      Delaware    Juno Beach, FL       Provides services for fossil and hydroelectric
								     companies.

***FPL Energy Wyman LLC             Delaware    Juno Beach, FL       To acquire ownership of a power plant.

***FPL Energy Wyman IV LLC          Delaware    Juno Beach, FL       To acquire ownership of a power plant.

**FPL Group International, Inc.     Florida     Juno Beach           Inactive.

***Crete I Cayman, Inc.             Cayman      Cayman Islands       Inactive.
				    Islands,
				    B.W.I.

***Crete II Cayman, Inc.            Cayman      Cayman Islands       Inactive.
				    Islands,
				    B.W.I.

***Crete III Cayman, Inc.           Cayman      Cayman Islands       Inactive.
				    Islands,
				    B.W.I.

***Faeto Cayman, Inc.               Cayman      Cayman Islands       Inactive.
				    Islands,
				    B.W.I.

***FPL Energy Brazil I, LLC         Delaware    Juno Beach, FL       Inactive.

***FPL Energy Brazil II, LLC        Delaware    Juno Beach, FL       Inactive.

***FPL Group Argentina, Inc.        Florida     Juno Beach           Inactive.

***FPL Group International          Florida     Juno Beach           Inactive.
   South America, Inc.

****FPL Group International         Cayman      Cayman Islands       Inactive.
    Brazil (Cayman) I, Inc.         Islands,
				    B.W.I.

*****FPL-I Brasil, LTDA.            Brazil      Brazil               Inactive.

****FPL Group International         Cayman      Cayman Islands       Inactive.
    Brazil (Cayman) II, Inc.        Islands,
				    B.W.I.

***FPL Group International          Florida     Juno Beach           Inactive.
   South America II, Inc.

***FPL-1 TPP, Inc.                  Cayman      Cayman Islands       Inactive.
				    Islands,
				    B.W.I.

***FPL TermoCandelaria, Inc.        Florida     Juno Beach           Inactive.

***FPL International Holdings       Cayman      Cayman Islands       Inactive.
   II, Inc.                         Islands,
				    B.W.I.

***Owenreagh Cayman, Inc.           Cayman      Cayman Islands       Inactive.
				    Islands,
				    B.W.I.

***FPL Mamonal, Inc.                Florida     Juno Beach           Inactive.

***Karaha Bodas Investment Corp.    Cayman      Cayman Islands       Inactive.
				    Islands,
				    B.W.I.

*****Karaha Bodas Company, LLC      Cayman      Cayman Islands       Inactive.
				    Islands,
				    B.W.I.

***Monte San Giorgio Cayman, Inc.   Cayman      Cayman Islands       Inactive.
				    Islands,
				    B.W.I.

***Mynydd Gordu Cayman, Inc.        Cayman      Cayman Islands       Inactive.
				    Islands,
				    B.W.I.

***Riva-Caleone Cayman, Inc.        Cayman      Cayman Islands       Inactive.
				    Islands,
				    B.W.I.

***San Bartolomeo Cayman, Inc.      Cayman      Cayman Islands       Inactive.
				    Islands,
				    B.W.I.

***Werfa Cayman, Inc.               Cayman      Cayman Islands       Inactive.
				    Islands,
				    B.W.I.

**FPL Energy Power Marketing, Inc.  Florida     Juno Beach           Provides retail marketing services.

**FPL Energy Project Management,    Florida     Juno Beach           Provides employee services.
  Inc.

**Square Lake Holdings, Inc.        Delaware    Juno Beach, FL       Set up to acquire a project.

*FPL Holdings Inc                   Florida     Juno Beach           Holds certain fixed assets used by FPL Group.

**Colonial Penn Capital             Delaware    Juno Beach, FL       Holds the stock of Bay Loan and Investment
  Holdings, Inc.                                                     Bank.

*FPL Investments, Inc.              Florida     Juno Beach           Manages a leveraged lease portfolio.

*FPL FiberNet, LLC                  Delaware    Miami, FL            Exempt telecommunications company.

*FPL Energy Services, Inc.          Florida     Miami                Formed to provide ongoing services to
								     implement energy programs.

**EDMpro.com, Inc.                  Delaware    Juno Beach, FL       Data management company.

**FPL Thermal Systems, Inc.         Florida     Juno Beach           Build, own and operate district cooling
								     facilities.

*FPL Group Holdings 1, Inc.         Florida     Juno Beach           Inactive.

*FPL Group Holdings 2, Inc.         Florida     Juno Beach           Inactive.

*HJT Holdings, Inc.                 Delaware    Wilmington           Manages intangible assets.

*LCR Holdings, Inc.                 Delaware    Wilmington           Manages intangible assets.

*EMB Investments, Inc.              Delaware    Wilmington           Manages intangible assets.

*Palms Insurance Company,           Cayman      Cayman Islands       Operates as a captive insurance company
 Limited                            Islands,                         primarily engaged in reinsuring liability
				    B.W.I.                           insurance coverage for FPL Group, Inc. and its
								     subsidiaries.

*Praxis Group, Inc.                 Delaware    Miami, FL            Holds certain immaterial assets and
								     liabilities, but no longer actively in business.

*QualTec Professional               Florida     Miami                Holds certain immaterial assets and
 Services, Inc.                                                      liabilities but no longer actively in business.

*Turner Foods Corporation           Florida     Punta Gorda          Holding company.

*West Boca Security, Inc.           Delaware    Wilmington           Holds note receivable.
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